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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13D-2
(Amendment No. 1)*
AMICUS THERAPEUTICS, INC.

(Name of Issuer)
Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)
03152W109

(CUSIP Number)
December 31, 2008

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures previously provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

TABLE OF CONTENTS

Item 1
Item 2
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a
Item 4. Ownership***
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10. Certification
SIGNATURE

CUSIP No.	03152W109	Schedule 13G	Page	2	of	7 Pages

1	NAMES OF REPORTING PERSONS. CHL Medical Partners II, L.P. CHL Medical Partners II Side Fund, L.P. Collinson Howe & Lennox II, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

CHL Medical Partners II, L.P. — Delaware CHL Medical Partners II Side Fund, L.P. — Delaware Collinson Howe & Lennox II, L.L.C. — Delaware

	5	SOLE VOTING POWER*

CHL Medical Partners II, L.P. — 1,928,211 Shares CHL Medical Partners II Side Fund, L.P. — 129,943 Shares Collinson Howe & Lennox II, L.L.C. — 0 Shares

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER*

CHL Medical Partners II, L.P. — 2,058,554 Shares CHL Medical Partners II Side Fund, L.P. — 2,058,554 Shares Collinson Howe & Lennox II, L.L.C. — 2,058,554 Shares

	7	SOLE DISPOSITIVE POWER*

CHL Medical Partners II, L.P. — 1,928,611 Shares CHL Medical Partners II Side Fund, L.P. — 129,943 Shares Collinson Howe & Lennox II, L.L.C. — 0 Shares

	8	SHARED DISPOSITIVE POWER*

CHL Medical Partners II, L.P. — 2,058,554 Shares CHL Medical Partners II Side Fund, L.P. — 2,058,554 Shares Collinson Howe & Lennox II, L.L.C. — 2,058,554 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *

CHL Medical Partners II, L.P. — 2,058,554 Shares CHL Medical Partners II Side Fund, L.P. — 2,058,554 Shares Collinson Howe & Lennox II, L.L.C. — 2,058,554 Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ Not applicable.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9**

CHL Medical Partners II, L.P. — 9.1% CHL Medical Partners II Side Fund, L.P. — 9.1% Collinson Howe & Lennox II, L.L.C. — 9.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CHL Medical Partners II, L.P. — PN CHL Medical Partners II Side Fund, L.P. — PN Collinson Howe & Lennox II, L.L.C. — OO
* All share numbers and ownership percentages reported herein are as of February 17, 2009.
** All ownership percentages reported herein are based on 22,642,716 shares of common stock issued and outstanding as of January 29, 2009, as reported by the issuer in its Quarterly Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the Securities Exchange Commission on February 6, 2009.

CUSIP No.	03152W109	Schedule 13G	Page	3	of	7 Pages
Item 1.
(a)	Name of Issuer

Amicus Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices

6 Cedar Brook Drive, Cranbury, NJ 08512
Item 2.
(a)	Name of Person Filing

CHL Medical Partners II, L.P. CHL Medical Partners II Side Fund, L.P. Collinson Howe & Lennox II, L.L.C.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of each of the Reporting Persons is 1055 Washington Blvd, Stamford, CT 06901.

(c)	Citizenship

CHL Medical Partners II, L.P. — Delaware CHL Medical Partners II Side Fund, L.P. — Delaware Collinson Howe & Lennox II, L.L.C. — Delaware

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

(e)	CUSIP Number

03152W109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No.	03152W109	Schedule 13G	Page	4	of	7 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4. Ownership***
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned

CHL Medical Partners II, L.P. — 2,058,554 Shares CHL Medical Partners II Side Fund, L.P. — 2,058,554 Shares Collinson Howe & Lennox II, L.L.C. — 2,058,554 Shares

(b)	Percent of Class

CHL Medical Partners II, L.P. — 9.1% CHL Medical Partners II Side Fund, L.P. — 9.1% Collinson Howe & Lennox II, L.L.C. — 9.1%

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote

CHL Medical Partners II, L.P. — 1,928,611 Shares CHL Medical Partners II Side Fund, L.P. — 129,943 Shares Collinson Howe & Lennox II, L.L.C. — 0 Shares

(ii)	shared power to vote or to direct the vote

CHL Medical Partners II, L.P. — 2,058,554 Shares CHL Medical Partners II Side Fund, L.P. — 2,058,554 Shares Collinson Howe & Lennox II, L.L.C. — 2,058,554 Shares

(iii)	sole power to dispose or to direct the disposition of

CHL Medical Partners II, L.P. — 1,928,611 Shares CHL Medical Partners II Side Fund, L.P. — 129,943 Shares Collinson Howe & Lennox II, L.L.C. — 0 Shares

(iv)	shared power to dispose or to direct the disposition of

CHL Medical Partners II, L.P. — 2,058,554 Shares CHL Medical Partners II Side Fund, L.P. — 2,058,554 Shares Collinson Howe & Lennox II, L.L.C. — 2,058,554 Shares

CUSIP No.	03152W109	Schedule 13G	Page	5	of	7 Pages

***	Consists of 1,928,611 shares held of record by CHL Medical Partners II, L.P. and 129,943 shares held of record by CHL Medical Partners II Side Fund, L.P. Voting and investment power over the shares held by each of the partnerships constituting CHL Medical Partners is exercised by Collinson Howe & Lennox II, L.L.C. in its role as general partner and investment advisor to the partnerships. The members of Collinson Howe & Lennox II, L.L.C. are Jeffrey J. Collinson, Myles D. Greenberg, Timothy F. Howe, Ronald W. Lennox, and Gregory M. Weinhoff.
Item 5. Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
     Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
     Not applicable.
Item 8. Identification and Classification of Members of the Group
     Not applicable.
Item 9. Notice of Dissolution of Group
     Not applicable.
Item 10. Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	03152W109	Schedule 13G	Page	6	of	7 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Date: February 17, 2009

CHL MEDICAL PARTNERS II, L.P.

By: Collinson Howe & Lennox II, L.L.C., its General Partner

/s/ Gregory Weinhoff Name: Gregory Weinhoff
Title: Vice President

CHL MEDICAL PARTNERS II SIDE FUND, L.P.

By: Collinson Howe and Lenox II, L.L.C., its General Partner

/s/ Gregory Weinhoff Name: Gregory Weinhoff
Title: Vice President

COLLINSON HOWE AND LENOX II, L.L.C.

/s/ Gregory Weinhoff Name: Gregory Weinhoff
Title: Vice President

CUSIP No.	03152W109	Schedule 13G	Page	7	of	7 Pages
Exhibit 1
JOINT FILING AGREEMENT
     Joint Filing Agreement, dated as of February 17, 2009, is by and among CHL Medical Partners II, L.P., CHL Medical Partners II Side Fund, L.P. and Collinson Howe & Lennox, L.L.C. (the “CHL Filers”).
     Each of the CHL Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to shares of Common Stock, par value $0.01 per share, of Amicus Therapeutics, Inc. beneficially owned by it from time to time.
     Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the CHL Filers hereby agree to file a single statement on Schedule 13G (and any amendments thereto) on behalf of each of the CHL Filers, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.
     This Joint Filing Agreement may be terminated by any of the CHL Filers upon one week’s prior written notice or such lesser period of notice as the CHL Filers may mutually agree.
     Executed and delivered as of the date first above written.

CHL MEDICAL PARTNERS II, L.P.

By: Collinson Howe & Lennox II, L.L.C., its General Partner

/s/ Gregory Weinhoff Name: Gregory Weinhoff
Title: Vice President

CHL MEDICAL PARTNERS II SIDE FUND, L.P.

By: Collinson Howe and Lenox II, L.L.C., its General Partner

/s/ Gregory Weinhoff Name: Gregory Weinhoff
Title: Vice President

COLLINSON HOWE AND LENOX II, L.L.C.

/s/ Gregory Weinhoff Name: Gregory Weinhoff
Title: Vice President